Sale of Red Lobster

SPRING 2014

Forward-Looking Statement

During the course of this presentation, Darden Restaurants' officers and employees may make forward-looking statements concerning the Company's expectations, goals or objectives. Forward-looking statements in this communication regarding our expected earnings per share and U.S. same-restaurant sales for the fiscal year, new restaurant growth and all other statements that are not historical facts, including without limitation statements concerning our future economic performance, plans or objectives and expectations regarding the sale of Red Lobster, benefits to Darden and its shareholders from such sale and related matters, are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements to reflect events or circumstances arising after such date except as required by law. We wish to caution investors not to place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. The most significant of these uncertainties are described in Darden's Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports). These risks and uncertainties include the ability to achieve Darden's strategic plan to enhance shareholder value including realizing the expected benefits from the sale of Red Lobster, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement to sell Red Lobster, the outcome of any legal proceeding that may be instituted against Darden relating to the Red Lobster transaction or otherwise, the failure of the Red Lobster transaction to close for any reason including non-fulfillment of any conditions to close, the timing of the completion of the transaction, actions of activist investors and the cost and disruption of responding to those actions, food safety and food-borne illness concerns, litigation, unfavorable publicity, risks relating to public policy changes and federal, state and local regulation of our business including health care reform, labor and insurance costs, technology failures, failure to execute a business continuity plan following a disaster, health concerns including virus outbreaks, intense competition, failure to drive sales growth, failure to successfully integrate the Yard House business and the additional indebtedness incurred to finance the Yard House acquisition, our plans to expand our smaller brands Bahama Breeze, Seasons 52 and Eddie V's, a lack of suitable new restaurant locations, higher-than-anticipated costs to open, close, relocate or remodel restaurants, a failure to execute innovative marketing tactics and increased advertising and marketing costs, a failure to develop and recruit effective leaders, a failure to address cost pressures, shortages or interruptions in the delivery of food and other products, adverse weather conditions and natural disasters, volatility in the market value of derivatives, economic factors specific to the restaurant industry and general macroeconomic factors including unemployment and interest rates, disruptions in the financial markets, risks of doing business with franchisees and vendors in foreign markets, failure to protect our service marks or other intellectual property, impairment in the carrying value of our goodwill or other intangible assets, a failure of our internal controls over financial reporting, or changes in accounting standards, an inability or failure to manage the accelerated impact of social media and other factors and uncertainties discussed from time to time in reports filed by Darden with the Securities and Exchange Commission.

Important Additional Information

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from stockholders in connection with the upcoming special meeting of the Company's stockholders. In connection with the special meeting, the Company intends to file a preliminary proxy statement and proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with any such solicitation of proxies from the Company's stockholders. Information regarding the names and interests of such participants is set forth in the Company's revocation solicitation statement, filed with the SEC on April 1, 2014 and will also be included in the proxy statement concerning the special meeting. These documents are available free of charge at the SEC's website at www.sec.gov.

The Company will be mailing a definitive proxy statement and proxy card to each stockholder entitled to vote at the special meeting. WE URGE INVESTORS TO READ ANY PROXY STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain, free of charge, copies of any proxy statement and any other documents filed by the Company with the SEC in connection with the possible proxy solicitation at the SEC's website at www.sec.gov. In addition, copies will also be available at no charge at the Investors section of the Company's website at http://investor.darden.com/investors/investor-relations/default.aspx.

Summary Overview

- Darden announced that it has entered into a definitive agreement to sell its Red Lobster business and related assets to Golden Gate Capital for $2.113bn in cash
- The agreement is the culmination of a robust process to maximize the value potential of a sale or spin-off of Red Lobster and its real estate assets
- As part of this process, the Company and its advisors directly contacted a broad universe of potential financial and strategic buyers to purchase the Red Lobster business
  - In addition, a significant number of real estate buyers were contacted to facilitate attractive sale / leaseback financing for the purchase of the Red Lobster business
- In reaching the conclusion that this agreement is in the best interest of all Darden's shareholders, the Darden Board considered, among other things, that:
  - The all-cash consideration provides Darden with immediate and certain value to reduce debt and support its capital return objectives
  - The purchase price is approximately 9x Red Lobster's EBITDA for the twelve months ending April 27, 2014
  - The transaction provides substantial immediate cash for the Red Lobster business and eliminates Darden's exposure to future Red Lobster earnings risks and fluctuations
  - The Company explored several separation alternatives and the Board concluded that the agreement with Golden Gate Capital maximizes the value of the Red Lobster business and its real estate assets
  - The separation of Red Lobster from Darden will better enable the management teams of each company to focus their exclusive attention on their distinct value-creation opportunities
- Darden expects the sale of the Red Lobster business, which was unanimously approved by the Board, to close in the first quarter of FY2015, subject to customary closing conditions and regulatory approvals
- Despite lower total revenue following the sale of Red Lobster, Darden does not anticipate an increase in its general and administrative expenses as a percentage of sales

Key Details of the Transaction

Transaction Overview	• Total consideration of $2.1bn on a debt- and cash-free basis • Purchase multiple of approximately 9x April LTM EBITDA • Expected to close in the first quarter of FY2015 • Darden expects to receive net cash proceeds of approximately $1.6bn after tax and one-time transaction costs
Use of Proceeds	• Approximately $1bn of net proceeds will be used for debt repayment — Credit metrics expected to modestly improve post transaction — Investment grade credit profile expected to remain intact • Approximately $500-$600mm of remaining proceeds will be deployed for a total FY2015 share repurchase program of up to $700mm
Other Considerations	• Transaction is expected to be accretive to Darden's long-term earnings growth • Expect to maintain the dividend of $2.20 per share for FY2015 • Transaction will have a dilutive impact on FY2015 EPS

Robust Process to Maximize Value

WE RAN A BROAD MULTI-TRACK PROCESS WITH FINANCIAL, STRATEGIC AND REAL ESTATE BUYER PARTICIPATION TO MAXIMIZE THE VALUE OF RED LOBSTER

Background to the Agreement

- Beginning in early 2013, the Board undertook an extensive review of various strategic, operational and financial alternatives to address changes in consumer demand and improve performance
- In December 2013, the Board approved a plan to separate Red Lobster driven by the following objectives:
  - Enhance focus on separate and distinct opportunities to drive long-term shareholder value
  - Reduce volatility at Darden and downward pressure on Darden's sales, earnings and margin growth
  - Create stronger credit profile for Darden
- Following Board approval, the Company began exploring parallel paths for the Red Lobster separation, including sale or spin-off
  - Began potential buyer outreach in December 2013
  - Filed Form 10 for spin-off transaction on March 10, 2014

Sale Process with Strategic and Financial Buyers

- Broad range of parties were directly contacted and given the opportunity to participate in the auction process
  - Contacted approximately 70 potential strategic and financial buyers
  - A significant portion of parties elected to receive confidential information regarding the business and process
  - Narrowed group based on initial proposals
- After final proposals were received, compared and evaluated, the Board determined that Golden Gate's proposal was the value maximizing alternative

Red Lobster Real Estate Process

- The real estate process was designed to maximize value attainable in the sale process by facilitating attractive sale / leaseback financing for the purchase of the Red Lobster business
  - Contacted approximately 25 potential real estate buyers
  - Red Lobster's real estate portfolio attracted widespread interest
- Real estate buyer interest was assessed for several months in order to facilitate strategic pairings with buyers prior to the conclusion of the sale process
- The Company and its advisors paired American Realty Capital Partners with Golden Gate at the conclusion of the Red Lobster real estate auction process, which enabled them to submit a joint final proposal

DARDEN

Delivering on Our Previously Communicated Objectives

Objectives for Darden	Achieved by the Red Lobster Sale
Transform Darden's restaurant portfolio into two independent companies that can each focus on separate and distinct opportunities to maximize shareholder value	✓
Allow "New Darden" and "New Red Lobster" to better serve increasingly divergent guest targets	✓
Better align management incentives with financial performance	✓
Maintain the dividend	✓
Maintain investment grade credit metrics at Darden	✓
Avoid complexity that could derail Olive Garden improvement	✓
Maintain operational and financial flexibility	✓

Review of Transaction Rationale

What We Previously Said We Expect to Accomplish with this Transaction	How the Transaction Achieves this Objective
Higher and more consistent sales and earnings growth driven by expanding customer base and restaurant footprint	Darden, excluding Red Lobster, is expected to have higher sales and earnings growth
More balanced commodity purchasing profile	Reduced exposure to the volatility of seafood costs
Stronger free cash flow from reduced capital expenditures allows for increased share repurchase	Opportunity to reallocate capital from restaurant improvements to share repurchases – now approximately a $700mm program for FY2015
Lower variability in quarterly sales and earnings	Red Lobster has lagged the growth of other brands in the portfolio and exhibited greater earnings volatility
More quickly reducing leverage to improve credit metrics	Expect to pay down approximately $1bn of debt and remain committed to maintaining investment grade credit metrics
Sharper focus on same-restaurant sales and cash flow growth reinforced by changes in management incentive program	Management will be able to exert greater focus on the core concepts; addressing Red Lobster's challenges required a significant amount of management time
Optimizing Darden's real estate assets is a focus for the Company	The value of the Red Lobster real estate was monetized through a sale / leaseback in connection with the sale of the Red Lobster business

Update on Recent Red Lobster Performance

RED LOBSTER SAME-RESTAURANT SALES HAVE LAGGED THE INDUSTRY


Red Lobster
(4.0)%
(5.3)%
2.0%
0.4%
(7.0)%
(2.8)%
(7.1)%
(5.2)%
(7.5)%
7.1%
1.3%
(0.9)%
(6.6)%
(7.0)%
(1.7)%
(4.5)%
(4.3)%
(4.6)%
(10.2)%
(12.2)%
(4.5)%
(7.6)%
(3.6)%
Knapp Track™
1.8%
1.6%
0.9%
0.1%
(0.1)%
1.8%
(0.4)%
(0.1)%
(4.2)%
2.2%
0.1%
0.3%
(1.6)%
(2.6)%
(1.5)%
(2.2)%
0.5%
1.7%
(4.7)%
(1.2)%
(0.9)%
(0.6)%
(0.4)%¹
Red Lobster vs. Knapp Track™²
(5.8)%
(6.9)%
1.1%
0.3%
(6.9)%
(4.6)%
(6.7)%
(5.1)%
(3.3)%
4.9%
1.2%
(1.2)%
(5.0)%
(4.4)%
(0.2)%
(2.3)%
(4.8)%
(6.3)%
(5.5)%
(11.0)%
(3.6)%
(7.0)%
(3.3)%
Jun-12 Jul-12 Aug-12 Sep-12 Oct-12 Nov-12 Dec-12 Jan-13 Feb-13 Mar-13 Apr-13 May-13 Jun-13 Jul-13 Aug-13 Sep-13 Oct-13 Nov-13 Dec-13 Jan-14 Feb-14 Mar-14 Apr-14

Note: Reflects monthly same-restaurant sales.

[1] Reflects current estimate for April.

[2] Calculated as the difference between Red Lobster and Knapp Track™.

Overview of Historical Financial Performance

Darden excl. Red Lobster | Red Lobster

Revenue & % Growth ($ in billions)

Darden excl. Red Lobster



$ 4.6
$ 5.0
$ 5.3
$ 5.9
$ 6.2
FY10
FY11
FY12[1]
FY13
Q3 LTM

	FY10	FY11	FY12[1]	FY13	Q3 LTM
% Growth	*1 %*	*8 %*	*7 %*	*11 %*	*14 %*

Red Lobster



$ 2.5
$ 2.5
$ 2.7
$ 2.6
$ 2.5
$ 2.5
FY10
FY11
FY12
FY13
Q3 LTM
LTM[2]

	FY10	FY11	FY12	FY13	Q3 LTM	LTM[2]
% Growth	*(5)%*	*1 %*	*6 %*	*(2)%*	*(4)%*	*(6)%*

EBITDA (Unaudited) & % Margin ($ in millions)

Darden excl. Red Lobster



$ 625
$ 708
$ 755
$ 736
$ 720
FY10
FY11
FY12[1]
FY13
Q3 LTM

	FY10	FY11	FY12[1]	FY13	Q3 LTM
% Margin	*14 %*	*14 %*	*14 %*	*12 %*	*12 %*

Red Lobster



$313
$350
$334
$307
$243
$229
FY10
FY11
FY12
FY13
Q3 LTM
LTM[2]

	FY10	FY11	FY12	FY13	Q3 LTM	LTM[2]
% Margin	*13 %*	*14 %*	*13 %*	*12 %*	*10 %*	*9 %*

Darden expects lower volatility in sales and earnings following separation

[1] Darden completed the acquisition of Yard House in Aug-2012.
[2] Reflects unaudited LTM figures as of Apr-2014.

New Darden: Focused on Core Concepts, Better Positioned for Success

Olive Garden

Sales Profile ($ in billions)



$ 3.5
$ 3.6
$ 3.7
$ 3.7
FY11
FY12
FY13
LTM¹

Unit Information[1]

- **Units: 836**
- **AUV: $4.4mm**
- **Return on Sales[2]: ≈16%**
- **SRS: -2.1%**

Key Highlights

- #1 Italian full service dining concept in the U.S.
- Among the largest full service dining restaurant chains in the U.S.
- Industry-leading AUVs and unit economics
- Track record of strong financial performance, even in difficult economic environments
- Renaissance program underway

LongHorn Steakhouse

Sales Profile ($ in billions)



$ 1.0
$ 1.1
$ 1.2
$ 1.3
FY11
FY12
FY13
LTM¹

Unit Information[1]

- **Units: 453**
- **AUV: $3.1mm**
- **Return on Sales[2]: ≈14%**
- **SRS: +2.9%**

Key Highlights

- Poised to become America's favorite steakhouse
- One of only a few U.S. steakhouse concepts with opportunity for national penetration
- Highly attractive AUVs and unit economics relative to other steakhouse concepts

Specialty Restaurant Group

Sales Profile ($ in billions)



$ 0.5
$ 0.6
$ 1.0
$ 1.2
FY11
FY12
FY13
LTM¹

Unit Information[1]

- **Units: 189**
- **AUV: $6.8mm**
- **Return on Sales[2]: 14-17%+**
- **SRS: +1.5%**

Key Highlights

- The Capital Grille is the premier upscale steakhouse chain in the US.
- Yard House is one of the fastest growing high volume restaurant concepts in the country
- Seasons 52 is an on-trend leader in polished casual dining
- Bahama Breeze is well positioned as a next generation Bar and Grill brand
- Eddie V's is a highly differentiated concept offering a modern luxury seafood experience

Note: Darden completed the acquisition of Yard House in Aug-2012.

[1] LTM figures as of Q3 FY2014 (23-Feb-2014) and are unaudited.

[2] Includes marketing and depreciation expense and a credit that represents the implied interest in rent payment for leased units. Excludes rent averaging expense and direct new unit opening costs.

Return of Capital Will Continue to be a Priority; Nearly $4 Billion Returned to Shareholders over the Past Decade

2004-2013 Cumulative Capital Returns

2004-2013 Cumulative Share Repurchase	$ 2.6bn
2004-2013 Cumulative Dividends Paid	$ 1.2bn
2004-2013 Avg. Annual Capital Returned as % of Avg. Market Cap	7.0 %



$ 248
$ 235
$ 13
$ 324
$ 312
$ 13
$ 493
$ 434
$ 59
$ 437
$ 371
$ 66
RARE Acquisition
$ 260
$ 159
$ 101
$ 255
$ 145
$ 110
$ 225
$ 85
$ 140
$ 561
$ 385
$ 175
$ 599
$ 375
$ 224
Yard House Acquisition
$ 311
$ 52
$ 259
FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13
DPS $ 0.08 $ 0.08 $ 0.40 $ 0.46 $ 0.72 $ 0.80 $ 1.00 $1.28 $1.72 $2.00
Dividends
Share Repurchase

Note: Fiscal year ends in May. $ in millions, except for per share data or unless otherwise noted.

Key Priorities for Darden Going Forward

1. Continue to execute our comprehensive Brand Renaissance Plan at Olive Garden, building on progress simplifying operations to enhance food quality and taste to improve the guest experience
2. Continue to develop LongHorn with a focus on leveraging national cable advertising to continue growing brand awareness
3. Remain on track to grow Specialty Restaurant Group total sales by more than $1.0bn over the next 5 years by unit expansion and growing our guest base through targeted social media
4. Selective investment in new unit growth to capitalize on white space opportunity and generate mid-to-high single-digit revenue growth and low-to-mid teen operating income growth
5. Remain disciplined with respect to capital allocation, limiting capital expenditures to organic growth and drive meaningful free cash flow growth to enable greater return of capital
6. Continued focus on reducing operating costs and G&A expenses as a percentage of sales despite lower revenues following the sale of Red Lobster
7. Refinements in management compensation incentives to enhance focus on same-restaurant sales and free cash flow
8. Assess additional real estate value maximization alternatives

DARDEN

Special Shareholder Meeting Considerations

- On December 19, 2013 Darden announced the Red Lobster process and garnered interest from numerous financial, strategic and real estate buyers
- Following Starboard's announcement that it would seek a special shareholder meeting regarding the Red Lobster separation, bidders strongly advised Darden that the uncertainty associated with a shareholder approval closing condition would be unacceptable given the time and financial resources required to explore a transaction and formulate a final bid
- On April 29, 2014 Darden received final bids for Red Lobster
- Darden's Board was faced with the decision of proceeding with an attractive transaction which had been developed over nearly six months in a process that created significant competitive tension, or effectively terminating the process
- Darden's Board concluded that the best interests of Darden and its shareholders would be served by proceeding with the sale
- In making this decision, the Board considered that:
  - The sale of Red Lobster was highly attractive both financially and strategically
  - The real estate investment climate is excellent and the debt markets are currently very strong
  - The competitive Red Lobster process would be extremely difficult to restart if it were significantly delayed
  - Delay would risk further decline in Red Lobster's performance
  - Delay could result in a less attractive acquisition price or a failed process
- In making its decision to proceed, Darden's Board gave considerable weight to the significant amount of shareholder feedback received
- The clear messages received from shareholders include the following:
  - Many shareholders have expressed concern about a spin-off of Red Lobster because either the spun-off entity's market capitalization will be too small to meet their investment guidelines or they are reluctant to hold Red Lobster shares for a potentially extended turnaround period
  - Many shareholders have expressed the view that an attractive sale of Red Lobster would be a favorable outcome for Darden shareholders
  - Many shareholders have indicated that, while they supported the call of the special meeting because of the desirability of increased shareholder input, they have not decided how they would vote at the meeting

DARDEN

NOURISH & DELIGHT

Everyone We Serve.